FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending March 30, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




             GLAXOSMITHKLINE SUBMITS BIOLOGICS LICENSE APPLICATION
              TO U.S. FOOD AND DRUG ADMINISTRATION FOR CERVARIX(R)



      New Vaccine Candidate Developed to Protect Against Cervical Cancer -
                Filing Includes Data from Almost 30,000 Females





LONDON, March 29, 2007 - GlaxoSmithKline announced today that the company has submitted a Biologics License Application (BLA) for CERVARIX(R) (human papillomavirus vaccine, AS04 adjuvant-adsorbed), its cervical cancer candidate vaccine, to the U.S. Food and Drug Administration (FDA). If licensed, the vaccine will be indicated for the prevention of cervical cancer and precancerous lesions associated with the most common cancer-causing human papillomavirus types. For this candidate vaccine, GSK selected a novel proprietary adjuvant system called AS04, intended to enhance immune response and increase duration of protection.



"Today's filing is an important milestone for GSK and reflects our commitment to help prevent cervical cancer, the second most common cancer among younger women, " said JP Garnier, CEO of GlaxoSmithKline, one of the world's leading vaccine manufacturers. "We believe that the best possible protection against cervical cancer will include routine screening together with a vaccine designed to provide targeted, durable protection against the most common cancer-causing virus types."



The BLA for the GSK cervical cancer candidate vaccine includes data from clinical trials in almost 30,000 females 10 to 55 years of age and reflects an ethnically diverse population. The submission also contains data from the largest Phase III cervical cancer vaccine efficacy trial to date, which was conducted around the world in more than 18,000 females 15 to 25 years of age.



"We are pleased to submit this file to the FDA," said Barbara Howe, MD, Vice President and Director, North American Vaccine Development Organisation, at GlaxoSmithKline. "It includes a considerable amount of data for virus types 16 and 18 that cause 70 percent of cervical cancer cases worldwide, as well as data for other virus types that can lead to cervical cancer. We look forward to presenting study results in the coming months."





The GSK cervical cancer candidate vaccine is formulated with a proprietary adjuvant system called AS04, containing aluminum hydroxide and monophosphoryl lipid A (MPL(R)). Published data have shown that the GSK cervical cancer candidate vaccine formulated with AS04 provides a stronger and longer lasting immune response compared to the same GSK vaccine composition formulated with a traditional aluminum hydroxide adjuvant.



About Cervical Cancer

After breast cancer, cervical cancer is the second most frequently occurring cancer in women between the ages of 20 to 39 in the United States. The American Cancer Society estimates that in 2007 more than 11,000 women will be diagnosed with cervical cancer and nearly 4,000 will die from this disease in the United States. Furthermore, approximately 2 million precancerous lesions are diagnosed each year in the United States.



The GSK Cervical Cancer Candidate Vaccine Around the World

In addition to the Biologics License Application submitted for CERVARIX(R) with the U.S. Food and Drug Administration, GSK has submitted a marketing authorisation application to the European Medicines Agency (EMEA), Australia, Canada, and major countries in Asia and Latin America.



About GlaxoSmithKline

GlaxoSmithKline-one of the world's leading research-based pharmaceutical and healthcare companies-is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, please visit www.gsk.com.



GSK Biologicals (GSK Bio), one of the world's leading vaccine manufacturers, is headquartered in Rixensart, Belgium, where the majority of GlaxoSmithKline's activities in the field of vaccine research, development and production are conducted. GSK Bio employs more than 1,500 scientists, who are devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections that cause serious medical problems worldwide. In 2006, GSK Bio distributed more than 1.1 billion doses of vaccines to 169 countries in both the developed and the developing world - an average of 3 million doses a day. Of those vaccine doses, approximately 136 million were doses of combination pediatric vaccines which protect the world's children with up to six diseases in one vaccine.



Simon Bicknell
Company Secretary
29th March 2007



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For further information please contact:

European Analyst/Investor enquiries:     Anita Kidgell          +44 20 8047 5542
                                         Sally Ferguson         +44 20 8047 5543
                                         David Mawdsley         +44 20 8047 5564

US Analyst/ Investor enquiries:          Frank Murdolo          +1 215 751 7002
                                         Tom Curry              +1 215 751 5419

UK Media enquiries:                      Philip Thomson         +44 20 8047 5502
                                         Alice Hunt             +44 20 8047 5502
                                         Gwenan White           +44 20 8047 5502

U.S. Media inquiries:                    Nancy Pekarek          +1 919 483 2839
                                         Mary Anne Rhyne        +1 919 483 2839
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Cautionary statement regarding forward-looking statements

Under the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Business Review and Prospects' in the company's Annual Report on Form 20-F for 2006.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 30, 2007                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc